FOR IMMEDIATE RELEASE

GOLDEN GOLIATH RELEASES EXPLORATION UPDATES FOR

URUACHIC, CORONA AND LA CRUZ PROPERTIES

Vancouver, Canada, September 4, 2008 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that diamond drilling at the Las Bolas property continues to cut carbonaceous manto style mineralization in an area which coincides with an IP chargeablity anomaly that is spread over an area approximately 1,033m long and 533m wide and is open to the north.  Each hole normally cuts at least two manto units, which can be over 6 metres in apparent true thickness.

These carbonaceous dark lutite with intercalated graphite, manto-like units can carry extremely high silver and gold grades, such as in hole BD-08-3 which had a manto section that graded 9.87 gms gold/tonne and 3,090 gms silver/tonne.  The Company is currently compiling and awaiting results from this drilling and hopes to be able to release several holes soon. Surface work at Las Bolas also continues to generate new results and drill targets. Nine contiguous, 3-metre chip samples from new road cut between the two Frijolar tunnels has just returned 236 gm silver/tonne over a length of 36 metres.

Two drill holes have now been spotted at this site, which brings the total of currently spotted holes waiting for drilling to fifteen.

On the San Timoteo property the surface diamond drill is currently testing an ASTER (Advanced Spaceborne Thermal Emmission & Reflection) target. The ASTER analysis report for the Uruachi district was written by Ward E. Kilby P.Geo of Cal Data Ltd., Kelowna, BC.  The report has delineated some highly altered zones & important mineral spectra that are similar to the Carlin Trend Deposits and other large hydrothermal systems.  Following the ASTER work, the drill will then move to a target generated by the IP survey on San Timoteo II. Access road and drill pad building has exposed an altered and mineralized section that will require at least two or three holes to test.

Senior consultant to the Company, R.H. McMillan PhD., P.Eng. (Ont,), P.Geo (B.C.), who has agreed to do the Companies resource calculations, has recommended detailed underground mapping of the high grade mineralized zones with the old San Martin mine tunnel prior to underground drilling of these zones. This detailed work is now underway.

Following these rich zones from the surface, which is 175 metres above the tunnel on a steep hillside, has proven difficult as only limited drill sites are available.  Underground drilling will be much more efficient and less expensive. A drilling company specializing in underground drilling has already visited the site and the Company is waiting for their proposal.

Commenting on the latest round of drill results Golden Goliath’s CEO Mr. Paul Sorbara stated: “After several years of methodically working this property our efforts are now starting to pay off.  The Manto type structures we have identified and are in the process of expanding at Las Bolas are very encouraging due to the extended sections showing much thicker cross sections of mineralization. At San Timoteo, we expect to accelerate that program as well as we move the drill head into the San Martin tunnel and start attacking the high grade mineralization we are starting to see at depth with much greater precision.

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CORONA PROPERTY UPDATE

Apart from the Company’s own work in the Uruachic camp, Comstock Metals Ltd. has carried out extensive work on Golden Goliath’s Corona property. Under the terms of the three year option agreement Comstock has the right to earn a 60% interest in the property, with another 15% being available if they complete a feasibility study.

Comstock’s work to date has been very encouraging, with field work in 2008 returning channel samples grading 8.77 g/t gold over 5m true width, at a previously untested area west of Alcappara zone, 814 g/t silver over 8m true width (oxide zone) south of in the NE Zone, 114g/t silver, 2.28% Cu and 0.2 g/t gold over 10m true width in a new zone south west of La Mula. In 2007 Comstock samples averaged 22.25 g/t gold, 667.5 g/t silver, 16.3% Pb and 1.4% Zn over 0.5 m in the Esperanza zone. Comstock is planning on drill testing these newly discovered zones, after going public in the fourth quarter of 2008, along with previously drilled areas by Golden Goliath Resources in 2002-2003.

Comstock President Rasool Mohammad says “Comstock is very pleased with the results to date and is looking forward to our upcoming major exploration program on the Corona property”.

UPDATE ON LA CRUZ

At the Company’s La Cruz property, Pan American Silver’s Mexican subsidiary, Minera Corner Bay, has notified the Company that they will be discontinuing exploration activities per the option agreement.  The Company is waiting to receive the report on the work they conducted for further analysis.

Commenting on the recent development, Paul Sorbara, CEO and President for Golden

Goliath stated: “While we are obviously disappointed that Pan American has decided not to continue their exploration program at La Cruz, we still see plenty of potential in the property based on both good results from previous surface testing as well as the historical production that occurred on the property. Pan American’s involvement resulted in the expansion of the land package via staking by at least 100% in terms of gross acreage, and we benefit from this as the entire land position will be transferred back Golden Goliath. As our own exploration capacity is currently being fully utilized at Uruachic, we will probably be looking to option La Cruz out to another joint venture partner in the future.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

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To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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